UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Inotiv, Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

45783Q100

(CUSIP Number)

Jermyn Street Associates LLC
660 Madison Avenue, 15th Floor
New York, New York 10065
(212) 813-9203

with copies to:

 Kimberly C. Petillo-Décossard
Ross Sturman
Cahill Gordon & Reindel LLP
32 Old Slip
New York, New York 10005
(212) 701-3265

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

November 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45783Q100
1	NAMES OF REPORTING PERSONS
Jermyn Street Associates LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,294,946 shares

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
2,294,946 shares

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,801,197 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 45783Q100
1	NAMES OF REPORTING PERSONS
Andrew H. Baker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,302,102 shares

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
2,302,102 shares

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,302,102 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CONTINUATION PAGES TO SCHEDULE 13D

Item 1	Security and Issuer

This Schedule 13D (the “Statement”) relates to the common shares, no par value per share (the “Shares”), of Inotiv, Inc., an Indiana corporation (the “Issuer”). The Issuer’s principal executive office is located at 2701 Kent Avenue, West Lafayette, Indiana 47906.

Item 2	Identity and Background

This Statement is being filed jointly by Jermyn Street Associates LLC, a Nevada limited liability company (“JSA”) and Andrew Baker, a citizen of the United Kingdom. Mr. Baker is the sole Manager of JSA.  JSA and Mr. Baker are referred to herein collectively as the “Reporting Persons” and each, a “Reporting Person”.

The principal business of JSA is investment management.  The address of the principal office JSA and Mr. Baker’s business address is 660 Madison Avenue, 15th Floor, New York, New York 10065.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

The information set forth in Items 4 and 6 hereof is hereby incorporated by reference into this Item 3.

On November 5, 2021 (the “Closing Date”), JSA acquired 2,653,979 Shares from the Issuer in connection with the acquisition by the Issuer of Envigo RMS Holding Corp., a Delaware corporation (“Envigo”), pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 21, 2021, among the Issuer, Dolphin MergeCo, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”), Dolphin Merger Sub, LLC, an Indiana limited liability company and a wholly owned subsidiary of the Issuer (“Merger Sub LLC” and together with Merger Sub, “Merger Subs”), Envigo, and Shareholder Representative Services LLC, solely in its capacity as the securityholder representative, agent and attorney-in-fact of the securityholders. Pursuant to the Merger Agreement, on the Closing Date, Merger Sub merged with and into Envigo (the “Merger”), which JSA held equity interests of, with Envigo continuing as the surviving corporation of the Merger, followed by the merger of the surviving corporation of the Merger with and into Merger Sub LLC (the “Second Merger” and, together with the Merger, the “Mergers”), with Merger Sub LLC continuing as the surviving entity of the Second Merger. As a result of the Merger, the aggregate consideration paid to the holders of outstanding capital stock in Envigo consisted of $271.0 million in cash, including adjustments for net working capital and cash balances as provided in the Merger Agreement, and 9,036,538 Shares.

The description of the terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, included as Exhibit 1, which is incorporated herein by reference.

Item 4	Purpose of Transaction

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired their beneficial ownership of the Shares as described in this Statement for investment purposes. Consistent with their investment purpose, the Reporting Persons have had or may in the future have discussions with management, members of the Issuer’s board of directors (the “Board”) and other shareholders and may make suggestions and give advice to the Issuer regarding measures and changes that would maximize shareholder value. Such discussions and advice may concern the Issuer’s operations, capital structure, strategic and extraordinary transactions, management and governance and other matters that the Reporting Persons deem relevant to their investment in the Issuer.

Subject to the terms and conditions of the Shareholders Agreement (as defined below), the Reporting Persons may at any time acquire additional Shares (or other securities) of the Issuer or dispose of any or all of their Shares or other securities in the open market or otherwise or engage in any hedging or similar transactions with respect to such Shares (or other securities), depending upon their ongoing evaluation of their investment in such Shares (or other securities), prevailing market conditions, other investment opportunities and/or other investment considerations.

Pursuant to the Shareholders Agreement, JSA has designated one director to serve on the Board and such person may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives.

Except as otherwise set forth above in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5	Interest in Securities of the Issuer

(a)-(b):

All percentages set forth in this Statement are based on an aggregate of 24,951,233 Shares outstanding, which is the sum of 15,914,695 (the number of Shares outstanding as of August 9, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 13, 2021) and 9,036,538 (the number of Shares issued in connection in the Merger).

As of the date of this filing, JSA is the beneficial owner of an aggregate of 2,801,197 Shares representing approximately 11.2% of the outstanding Shares, which is the sum of 2,294,946 Shares owned directly by JSA, 7,156 Shares owned directly by Jermyn Street Associates II LLC, a Nevada limited liability company (“JSA II”) and 499,095 Shares owned directly by Jermyn Street Capital LLC, a Nevada limited liability company (“JSC”).  Each of JSA, JSA II and JSC is a party to the Shareholders Agreement (as defined below) which requires, among other things, that JSA II and JSC vote their Shares for the director nominee designated by JSA.  By virtue of the Shareholders Agreement and the obligations and rights thereunder, JSA, JSA II and JSC may be deemed to be members of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”) and JSA may be deemed to beneficially own all Shares that are beneficially owned by JSA II and JSC.  This filing shall not be deemed an admission that JSA, JSA II and JSC constitute members of a “group” for purposes of Section 13(d) of the Act and JSA expressly disclaims beneficial ownership of the Shares directly owned by JSA II and JSC that JSA may be deemed to beneficially own solely by reason of the Shareholders Agreement.

As of the date of this filing, Mr. Baker is the direct owner of 0 Shares and the beneficial owner of an aggregate of 2,302,102 Shares representing approximately 9.2% of the outstanding Shares, which is the sum of 2,294,946 Shares owned directly by JSA and 7,156 Shares owned directly by JSA II. Mr. Baker is the sole Manager of each of JSA and JSA II and, as such, has the sole power to vote, direct the vote, dispose of or direct the disposition of the Shares directly owned by JSA and JSA II, respectively. Accordingly, Mr. Baker may be deemed to beneficially own the Shares that are directly owned by JSA and JSA II.  Mr. Baker expressly disclaims beneficial ownership of the Shares owned by JSA and JSA II for all other purposes.

Each of JSA, JSA II and JSC is a party to that certain Shareholders Agreement, dated as of November 5, 2021 (the “Shareholders Agreement”), among the Issuer and certain stockholders of Envigo, including Savanna Holdings, LLC (“Savanna Holdings”). The Shareholders Agreement requires, among other things, that the shareholders party thereto vote their Shares for directors that are designated in accordance with the provisions of the Shareholders Agreement. By virtue of the Shareholders Agreement and the obligations and rights thereunder, JSA, JSA II, JSC, Savanna Holdings and the other shareholders party to the Shareholders Agreement may be deemed to constitute a “group” for purposes of Section 13(d) of the Act and JSA may be deemed to beneficially own Shares beneficially owned by such other shareholders. As of the date of this filing, based on information provided by JSA II, JSC and Savanna Holdings, a “group” comprised of JSA, JSA II, JSC and Savanna Holdings would be deemed to beneficially own an aggregate of 5,748,158 Shares, or approximately 23.0% of the outstanding Shares. This filing shall not be deemed an admission that JSA, JSA II, JSC and Savanna Holdings constitute a “group” for purposes of Section 13(d) of the Act and the Reporting Persons expressly disclaim beneficial ownership over any Shares owned by Savanna Holdings and/or its affiliates and managed funds that the Reporting Persons may be deemed to beneficially own solely by reason of the Shareholders Agreement, as well as any Shares owned by the other shareholders party to the Shareholders Agreement that the Reporting Persons may be deemed to beneficially own solely by reason of the Shareholders Agreement. Other than with respect to JSA II and JSC, Shares owned by other shareholders party to the Shareholders Agreement are not included in this Statement.

(c) The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 5(c).

On or about November 15, 2021, JSA distributed 359,033 Shares to JSC, one of its equity holders, for no consideration.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that are the subject of this Statement.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Shareholders Agreement

In connection with the Merger, JSA, Savanna Holdings (the foregoing referred to collectively as the “Nominating Holders”), JSA II, JSC and certain other stockholders of Envigo entered into the Shareholders Agreement with the Issuer. The Shareholders Agreement provides that the Board will consist of the Issuer’s Chief Executive Officer and Chief Strategy Officer, one person to be designated by JSA, one person to be designated by Savanna Holdings and three of the Issuer’s current independent directors until a person is designated by the Issuer’s nominating committee and approved by the Nominating Holders (the “Approved Director”), at which point one of the Issuer’s current independent directors will resign. For so long as a Nominating Holder beneficially owns 5% or more of the Issuer’s outstanding voting shares, such Nominating Holder will have the right to designate one nominee for election to the Board upon the expiration of the term of the initial designee or any subsequent designee of that Nominating Holder and to approve the Issuer’s nominee for the Board seat held by the Approved Director or any subsequent Approved Director upon expiration of the Approved Director’s term. Pursuant to the Shareholders Agreement, the Issuer will include the nominees designated by the Nominating Holders and the Approved Director in management’s slate of directors for the applicable meeting, solicit proxies to approve the election of those persons to the Board and recommend to the Issuer’s shareholders that those persons be elected as directors. Board vacancies occurring due to the death, resignation, retirement, disqualification or removal from office as a member of the Board of a director designated by a Nominating Holder are to be filled by a person designated by that Nominating Holder.

The Shareholders Agreement requires the shareholders who are parties thereto to refrain from selling or otherwise transferring the Shares received in the Merger, subject to certain exceptions set forth in the Shareholders Agreement, for a period of 180 days after the Closing Date. The Shareholders Agreement also restricts each Nominating Holder, until such Nominating Holder no longer holds 5% or more of the outstanding Shares, a change of control transaction, a material breach of the Shareholders Agreement by the Issuer, or any winding up, dissolution or liquidation or bankruptcy (subject to certain permitted exceptions) from (i) transferring shares to the Issuer’s competitors or to persons who, after the transfer, would own more than 10% of the outstanding Shares, subject to certain permitted exceptions; (ii) making any public announcement, proposal or offer, with respect to (a) acquisitions of voting securities of the Issuer in violation of the Shareholders Agreement, (b) any restructuring, recapitalization, liquidation or similar transaction involving the Issuer or its securities, (c) the election of directors other than the Nominating Holders’ designees or (d) acquisitions of the Issuer’s loan, debt securities or equity securities that would result in such shareholder filing a Schedule 13D or an amendment thereof because such acquisition constitutes a material increase in the percentage of a class of voting securities beneficially owned by a shareholder or their reporting affiliates reporting together as a group; (iii) publicly seeking a change in the composition or size of the Board; (iv) acquiring beneficial ownership of additional voting securities of the Issuer; (v) calling for, initiating, proposing or requiring a call for any general or special meeting of the Issuer’s shareholders; (vi) publicly disclosing an intention, plan or arrangement to do any of the foregoing; or (vii) intentionally and knowingly assisting, instigating, encouraging or facilitating any third party to do any of the foregoing.

The Shareholders Agreement requires the shareholders who are parties thereto to cause all voting securities owned by them to be present at any annual or special meeting at which directors are to be elected, to vote such securities either as recommended by the Board, or in the same proportions as votes cast by other voting securities with respect to director nominees or other nominees and in favor of any director nominee of the Nominating Holders, and not to vote in favor of a change of control transaction pursuant to which the Nominating Holders would receive consideration that is different in amount or form from other shareholders unless approved by the Board.

The Shareholders Agreement requires the Issuer to file with the Securities and Exchange Commission, and use its commercially reasonable efforts to cause to become effective no later than 180 days after the Closing Date, a registration statement to register for resale the Shares received in the Merger by the shareholders who are party to the Shareholders Agreement and any other securities issued by or issuable with respect to such Shares by way of a stock split, stock dividend, reclassification, subdivision or reorganization, recapitalization or similar event. The Shareholders Agreement also entitles the shareholders to require the Issuer to file additional registration statements after it becomes eligible to use Form S-3 for such registrations. The Shareholders Agreement sets forth certain customary procedures to be followed and provides for customary rights and obligations of the Issuer and the holders in connection with the registration of the shareholders’ Shares and provides that the Issuer may delay filing of such registration statements in certain circumstances set forth in the Shareholders Agreement.

The description of the terms of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Shareholders Agreement, included as Exhibit 2, which is incorporated herein by reference.

The joint filing agreement among the Reporting Persons relating to the joint filing of this statement is filed as Exhibit 3 hereto.

Item 7	Material to Be Filed as Exhibits

Exhibit	Description
1
Agreement and Plan of Merger, dated as of September 21, 2021, by and among Inotiv, Inc., Dolphin MergeCo, Inc., Dolphin Merger Sub, LLC, Envigo RMS Holding Corp., and Shareholder Representative Services LLC (incorporated by reference to Exhibit 2.1 to Inotiv, Inc.’s Current Report on Form 8-K, filed with the SEC on September 21, 2021).

2
Shareholders Agreement, dated as of November 5, 2021, by and among Inotiv, Inc. and the shareholders signatory thereto (incorporated by reference to Exhibit 10.1 to Inotiv, Inc.’s Current Report on Form 8-K, filed with the SEC on November 5, 2021).

3	Joint Filing Agreement, dated as of November 15, 2021, among Jermyn Street Associates LLC and Andrew Baker.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2021

JERMYN STREET ASSOCIATES LLC	/s/ Andrew Baker
	Name:	Andrew Baker
	Title:	Authorized Signatory

ANDREW BAKER	/s/ Andrew Baker
	Name:	Andrew Baker
	Title:	Authorized Signatory